Govdesk, LLC

**Financial Statements and Supplementary Information
For the Year Ended December 31, 2020
(Confidential Pursuant to Rule 17a-5(e)(3))**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50628

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GOVDESK, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

217 Via Buena Ventura
(No. and Street)

Redondo Beach	California	90277
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LMHS, P.C.
(Name – *if individual, state last, first, middle name*)

80 Washington St, Bldg S	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lawrence Pereira , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GOVDESK, LLC , as of December 31 , 20 20 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

see attached jurat

_____
Signature

Director
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of _Los Angeles_

Subscribed and sworn to (or affirmed) before me on this 23rd day of _February_ , 20_21_, by _Lawrence_
Pereira
_____,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



JUSTIN OMAR RODRIGUEZ
Notary Public - California
Los Angeles County
Commission # 2267492
My Comm. Expires Nov 18, 2022

(Seal)   Signature _____

Govdesk LLC

December 31, 2020

Table of Contents



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Members
Govdesk, LLC
Redondo Beach, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Govdesk, LLC, as of December 31, 2020, and the related statements of earnings, changes in members' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Govdesk, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Govdesk, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 10 through 12 has been subjected to audit procedures performed in conjunction with the audit of Govdesk, LLC's financial statements. The supplemental information is the responsibility of Govdesk, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with *C.F.R. §240.17a-5*. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.
We have served as the Company's auditor since 2020.
Norwell, Massachusetts
2/15/2021

Members of **AICPA**

Govdesk LLC

Statement of Financial Condition

December 31, 2020

Assets		
Cash	$	44,117
Due from clearing broker		6,657
Deposit at Clearing Organization		50,000
Due from affiliate		9,470
Prepaid expenses and other assets		12,206
Furniture and equipment, net of $36,964 accumulated depreciation		2,278
Total Assets	$	124,728

Liabilities and Members' Equity		
Accounts payable	$	4,116
Commissions payable		28,794
Total Liabilities		32,910
Members' Equity		91,818
Total Liabilities and Members' Equity	$	124,728

See independent auditor's report and accompanying notes.

Govdesk LLC

Statement of Earnings

For the Year Ended December 31, 2020

Revenue		
Trading revenue	$	420,067
Sub Lease Income		10,440
Affiliation fees		26,801
Other Income		64
Total Revenue		457,372
Expenses		
Commission expense		12,000
Professional fees		287,472
Rent		20,059
Quote fees		28,227
Clearing costs		33,431
Regulatory fees		5,408
Depreciation		984
Travel and Entertainment expense		95
Other operating expenses		12,426
Total Expenses		400,102
Income (Loss) before taxes	$	57,270
State and local taxes		900
Net Income	$	56,370

See independent auditor's report and accompanying notes.

Govdesk LLC

Statement of Changes in Members' Equity

For the Year Ended December 31, 2020

January 01, 2020	$	35,448
Net Income		56,370
December 31, 2020	$	91,818

Govdesk LLC

Statement of Cash Flows

For the Year Ended December 31, 2020

Cash Flows from Operating Activities		
Net Loss	$	56,370
Adjustments to reconcile net income		
to net cash provided by operating activities:		
Depreciation		984
Change in Assets and Liabilities:		
(Increase) decrease in:		
Decrease in Other receivables		445
Increase in Due from affiliate		(470)
Decrease in Due from clearing broker		5,202
Increase in Prepaid expenses and other assets		(988)
Increase (decrease) in:		
Decrease in Accounts payable		(24,935)
Decrease in Commissions payable		(16,801)
Decrease in Trading Error payable		-
Decrease in Deferred rental income		(1,160)
Net Cash provided in Operating Activities		18,647
Cash flows from Investing Activities		
Machinery & Equpment		(1,853)
Net Cash provided by Investment Activities		(1,853)
Net decrease in Cash during the year		16,794
Cash at beginning of year		27,323
Cash and Cash Equivalents at End of Year	$	44,117
Cash Paid for Taxes	$	900

See independent auditor's report and accompanying notes.

Govdesk LLC
Notes to the Financial Statements
December 31, 2020

1. Organization

Govdesk LLC (the "Company") was formed as a Limited Liability Company in California in September 1997, with a termination date of September 30, 2047.

The Company registered as a broker-dealer with the Securities and Exchange Commission in August, 1998, and is a member of the Financial Industry Regulatory Authority. The Company engages in the brokerage of United States government securities, corporate bonds, and private placement of securities and related advisory services on a fee basis.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely.

Furniture and Equipment
Furniture and equipment purchases greater than $500 are valued at cost. Depreciation is being provided by the use of the straight-line method over estimated useful lives ranging from five to seven years. Total cost of furniture and equipment was $39,242. Accumulated depreciation was $36,964 and current depreciation expense amounts to $984.

Investment Banking Fees:
Investment banking revenues are earned from providing advisory services related to the private placement of securities. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determined.

Basis of Accounting:
The financial statements of the Company have been prepared on an accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Revenue Recognition
The Company complies with ASC Topic 606 "Revenue from Contracts with Customers" with a date of January 1, 2019. As a result, it has changed its accounting policy for revenue recognition as detailed below. The Company applied Topic 606 using the cumulative effect method – i.e. by recognizing the cumulative effect of initially applying Topic 606 as an adjustment to the opening balance of equity at January 1, 2019. This was immaterial. Therefore, any prior reporting information has not been adjusted and continues to be reported under Topic 606.

Performance Obligations – Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of the good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the company determines the customer has obtained control over the promised good or service. The amount of revenue recognized reflects the consideration of which the Company expects to be entitled in exchange for the promised goods or services.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Govdesk LLC
Notes to the Financial Statements
December 31, 2020

2.   Significant Accounting Policies Continued

Revenue Recognition

Trading revenue:

Commissions are related to securities transactions and are recorded on a trade date basis.

Commission Income:

The Company buys and sells securities on an agency basis on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
The Company, a limited liability company, has elected to be taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its members. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. However, the Company is subject to the annual California LLC tax of $900 and a California LLC fee based on gross income. The Company is no longer subject to examinations by major tax jurisdictions for years before 2012.

3. Fair Value Measurements

The Fair Value Measurements Topic of the FASB accounting standards codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date
Level 2	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly
Level 3	Unobservable inputs for the asset or liability

Govdesk LLC
Notes to the Financial Statements
December 31, 2020

3. Fair Value Measurements Continued

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data, and therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the assets and liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value. The Company had no financial instruments to measure for fair value as of December 31, 2020.

4. Net Capital Requirements
The Company is subject to the Securities and Exchange Commission Uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 At December 31, 2020, the Company had net capital of $67,864 which was $62,864 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .48 to 1.

5. Related Parties

Jeffery Matthews Financial is a broker-dealer and served as the Company's clearing broker where all customer transactions are cleared on a fully disclosed basis. At December 31, 2020 $6,657 is due from Jeffery Matthews Financial. During 2020, clearance fees totaling $33,431 was paid to Jeffery Matthews Financial.

During 2020, the Company paid $266,513 to King Harbor Wealth Management ("KHWM") for consulting services. KHWM is an entity which is wholly owned by Management of Govdesk, LLC.

6. Lease Obligation

The Company's lease agreement for office space in Redondo Beach, California expired on October 31, 2020 and was not renewed. The Company currently operates out of Managements' home office.

Rent Expense for the year ended December 31, 2020 was $20,059.

7. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

8. Recent Accounting Pronouncements

ASC 606, Revenue from Contracts with Customers, was issued on May 28, 2014. ASC 606 provides guidance related to revenue from contracts with customers. Guidance applies to all entities and to all contracts with customers, with the exception of the following transactions noted in ASC 606-10: lease contracts, insurance contracts, financial instruments and other contractual rights or obligations, guarantees, nonmonetary exchanges between entities in the same line of business. For public business entities, certain not-for-profit entities, and certain employee plans, the effective date for ASC 606 is annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2017. Early application is permitted only as of annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016.

The effective date for all other entities is annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2018.

In February 2016, the FASB issued ASU No. 2016-02, "Lease (Topic 842)" which supersedes previous leasing guidance in Topic 840. Under the new guidance, lessees are required to recognize lease-of-use assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The FASB has since issued additional related ASU amendments to clarify and improve certain aspects of the guidance. And implementation of Topic 842. The Company's lease obligation is less than 12 months.

10. Subsequent Events

The Company has evaluated subsequent events through February 15, 2021, the date which the financial statements were available to be issued. Based upon the review, the Company had determined that there are no events which took place that would have a material impact on the financial statements, which would require disclosure.

SUPPLEMENTAL INFORMATION

Schedule I
Govdesk LLC

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2020

NET CAPITAL

Total partners' equity		$	91,818
Deduct member's equity not allowable for net capital			-
Total member's equity qualified for net capital			91,818
Deductions:			
Nonallowable assets			
Due from affiliate	9,470		
Prepaid expenses	12,206		
Furniture and Equipment, net	2,278		
			23,954
Net capital before haircuts on securities positions			67,864
Haircuts on securities	0		0
NET CAPITAL		$	67,864

AGGREGATE INDEBTEDNESS

Other payable and accrued expenses, and others	32,910		
			32,910
Total aggregate indebtedness		$	32,910

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required:			2,194
Minimum dollar required:		$	5,000
Excess net capital		$	62,864
Net capital less greater of 10% of aggregate indebtedness			
or 120% of minimum dollar amount		$	64,573
Ratio: Aggregate indebtedness to net capital			.48 to 1

See independent auditor's report and accompanying notes.

Schedule I (Continued)

Govdesk LLC

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2020

Net capital, as reported in Company's Part IIA (unaudited)		
FOCUS report	$	67,864
Adjustments:	-	-
Net capital per above	$	67,864

See independent auditor's report and accompanying notes.

11

GOVDESK, LLC
December 31, 2020

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation
according to the provision of Rule 15c3-3(k)(2)(ii)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control
requirements under the (k)(2)(ii) exemptive provision.

The accompanying notes are an integral part of these financial statements



LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Lawrence Pereira, CCO
Govdesk, LLC

We have reviewed management's statements, included in the accompanying Govdesk, LLC Exemption Report in which (1) Govdesk, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Govdesk, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Company, stated that Govdesk, LLC met the identified exemption provision throughout the most recent fiscal year of 2020, without exception. Govdesk, LLC management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LMHS, P.C.

LMHS P.C
We have served as the Company's auditor since 2020.
Norwell, Massachusetts
February 15, 2021

Members of
AICPA

Govdesk, LLC

LMHS P.C
80 Washington Street, Building S,
Norwell, Massachusetts 02061

February 15, 2021

Assertions Regarding Exemption Provisions

We, as principals of Govdesk, LLC ("the company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, principals of the Company hereby make the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the most recent fiscal year starting January 1, 2020 through December 31, 2020.

Govdesk, LLC

By:



Lawrence Pereira